                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  -------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934








(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal years ended December 31, 1996, 1997 and 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                 to
                               ----------------  -----------------

                          Commission file number 1-8207
                                                -------

Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    The Home Depot FutureBuilder
--------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

--------------------------------------------------------------------------------

                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

                              Financial Statements

                        December 31, 1998, 1997, and 1996

                    With Independent Auditors' Report Thereon

                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS


                                                                                                                   PAGE

Independent Auditors' Report                                                                                         1

Statements of Net Assets Available for Benefits                                                                      2

Statements of Changes in Net Assets Available for Benefits                                                           3

Statements of Changes in Net Assets Available for Benefits by Fund                                                  4-6

Notes to Financial Statements                                                                                        7

Item 27a - Schedule of Assets Held for Investment Purposes                                                          12

Item 27d - Schedule of Reportable Transactions                                                                      15

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
The Home Depot Futurebuilder
    401(k) and Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of The Home Depot Futurebuilder 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1998, 1997, and 1996 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot Futurebuilder 401(k) and Employee Stock Ownership Plan at December 31, 1998, 1997, and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrative Committee. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 18, 1999

                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                        December 31, 1998, 1997, and 1996

                                                               1998             1997             1996
                                                          --------------      -----------      -----------
Assets:
    Investments, at fair value:
       Shares of registered investment companies:
          Biltmore Prime Fund                             $           --               --          698,544
          Dimensional Fixed Income Fund                        9,388,834        6,144,851        3,348,509
          Barclay's Global Investors Fund                     34,286,478       22,698,430        8,669,946
          Putnam New Opportunities Fund                       54,400,853       37,683,315       17,497,281
          Templeton Foreign Fund                              10,090,597       10,457,652        4,930,358
          Invesco Value Trust Fund                            20,180,662       14,784,880        5,960,785
       Home Depot Stock Fund                                 133,487,420       29,148,472        5,695,704
       WB Short-term Investment Fund                          28,023,828       15,643,666        6,241,294
       Participant loans receivable                           19,397,904        7,329,452               --
       The Home Depot, Inc. common stock                   1,151,069,495      566,880,156      329,802,701
                                                          --------------      -----------      -----------
                   Total investments                       1,460,326,071      710,770,874      382,845,122
    Cash                                                         384,590          341,324               --
    Employer contributions receivable                          6,913,263       10,539,803       11,705,780
    Other receivable                                             146,641               --          190,575
                                                          --------------      -----------      -----------
                   Total assets                            1,467,770,565      721,652,001      394,741,477
                                                          --------------      -----------      -----------
Liabilities:
    Accrued liabilities                                          553,163          490,198          179,731
    Other payable                                                494,967        2,728,134               --
    Accrued interest payable                                          --               --          311,999
    Long-term debt                                                    --               --        5,990,785
                                                          --------------      -----------      -----------
                   Total liabilities                           1,048,130        3,218,332        6,482,515
                                                          --------------      -----------      -----------
                   Net assets available for benefits      $1,466,722,435      718,433,669      388,258,962
                                                          ==============      ===========      ===========

See accompanying notes to financial statements

                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                 Years ended December 31, 1998, 1997, and 1996



                                                               1998             1997              1996
                                                          --------------      -----------      ------------
Additions to net assets attributed to:
    Investment income:
       Realized gain on sale or distribution of
          common stock of The Home Depot, Inc.            $   12,558,447       30,810,110        32,697,754
       Realized gain on sale of shares of registered
          investment companies                                 4,178,694        1,046,972            48,988
       Net unrealized appreciation (depreciation) in
          fair value of investments                          659,591,800      236,552,302       (14,508,716)
       Interest income                                         1,031,654          735,630                --
       Dividends                                               7,821,045        4,681,418         2,353,642
                                                          --------------      -----------      ------------
                                                             685,181,640      273,826,432        20,591,668
                                                          --------------      -----------      ------------
    Contributions:
       Participants'                                          85,298,480       63,988,463        43,435,643
       Employer's                                             38,328,001       32,555,354        23,978,312
                                                          --------------      -----------      ------------
                                                             123,626,481       96,543,817        67,413,955
                                                          --------------      -----------      ------------
                     Total additions                         808,808,121      370,370,249        88,005,623
                                                          --------------      -----------      ------------
Deductions from net assets attributed to:
    Benefits paid to participants                             57,872,186       38,092,137        28,719,332
    Administrative expenses                                    2,647,169        2,069,154         2,562,401
    Interest expense                                                  --           34,251         1,041,246
                                                          --------------      -----------      ------------
                     Total deductions                         60,519,355       40,195,542        32,322,979
                                                          --------------      -----------      ------------
                     Net increase                            748,288,766      330,174,707        55,682,644
Net assets available for benefits:
    Beginning of year                                        718,433,669      388,258,962       332,576,318
                                                          --------------      -----------      ------------
    End of year                                           $1,466,722,435      718,433,669       388,258,962
                                                          ==============      ===========      ============

See accompanying notes to financial statements.

                          THE HOME DEPOT FUTUREBUILDER
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                          Year ended December 31, 1998


                                                                                                   PARTICIPANT DIRECTED
                                                          ---------------------------------------------------------------------
                                                           DIMENSIONAL   BARCLAY'S       PUTNAM                        INVESCO
                                                              FIXED       GLOBAL           NEW         TEMPLETON         VALUE
                                                              INCOME     INVESTORS    OPPORTUNITIES     FOREIGN          TRUST
                                                               FUND         FUND           FUND           FUND           FUND
                                                           -----------   -----------  -------------    -----------    ---------
Additions to net assets attributed to:
     Investment income
         Realized gain on sale or distribution of
              common stock of The Home Depot, Inc.         $        --            --             --             --             --
         Realized gain (loss) on sale of shares of
              registered investment companies                    6,867     1,972,784      1,860,505       (309,973)       648,511
         Net appreciation (depreciation) in fair value
              of investments                                     2,726     5,168,087      6,852,011     (1,206,351)       625,811
         Interest income                                            --            --             --             --             --
         Dividends                                             355,503            --      1,670,721      1,049,788        962,738
                                                           -----------   -----------    -----------    -----------    -----------
                                                               365,096     7,140,871     10,383,237       (466,536)     2,237,060
                                                           -----------   -----------    -----------    -----------    -----------

Contributions:
     Participants'                                           3,435,751    13,050,896     20,754,506      5,468,894      8,496,807
     Employer's                                                     --            --             --             --             --
                                                           -----------   -----------    -----------    -----------    -----------

                                                             3,435,751    13,050,896     20,754,506      5,468,894      8,496,807
                                                           -----------   -----------    -----------    -----------    -----------

                 Total additions                             3,800,847    20,191,767     31,137,743      5,002,358     10,733,867
                                                           -----------   -----------    -----------    -----------    -----------

Deductions from net assets attributed to:
     Benefits paid to participants                             595,528     1,233,290      1,990,431        512,624        773,934
     Administrative expenses                                        --        46,527             --             --             --
                                                           -----------   -----------    -----------    -----------    -----------
                 Total deductions                              595,528     1,279,817      1,990,431        512,624        773,934
                                                           -----------   -----------    -----------    -----------    -----------

                 Net increase (decrease) prior to
                     interfund transfers                     3,205,319    18,911,950     29,147,312      4,489,734      9,959,933

Interfund transfers                                             38,664    (7,323,902)   (12,429,774)    (4,856,789)    (4,564,151)
                                                           -----------   -----------    -----------    -----------    -----------

                 Net increase (decrease)                     3,243,983    11,588,048     16,717,538       (367,055)     5,395,782

Net assets available for benefits:
     Beginning of year                                       6,144,851    22,698,430     37,683,315     10,457,652     14,784,880
                                                           -----------   -----------    -----------    -----------    -----------

     End of year                                           $ 9,388,834    34,286,478     54,400,853     10,090,597     20,180,662
                                                           ===========   ===========    ===========    ===========    ===========


                                                                       PARTICIPANT                NON-PARTICIPANT
                                                                        DIRECTED                      DIRECTED
                                                                -------------------------    --------------------------
                                                                  HOME
                                                                  DEPOT          LOAN                        CLEARING
                                                                STOCK FUND       FUND          OTHER          ACCOUNT
                                                                -----------   -----------    -----------    -----------
Additions to net assets attributed to:
     Investment income
         Realized gain on sale or distribution of
              common stock of The Home Depot, Inc.                1,381,429            --             --      2,660,808
         Realized gain (loss) on sale of shares of registered
              investment companies                                       --            --             --             --
         Net appreciation (depreciation) in fair value
              of investments                                     54,964,626            --             --             --
         Interest income                                                 --     1,031,654             --             --
         Dividends                                                  341,362            --             --         44,170
                                                                -----------   -----------    -----------    -----------
                                                                 56,687,417     1,031,654             --      2,704,978
                                                                -----------   -----------    -----------    -----------

Contributions:
     Participants'                                               34,091,626            --             --             --
     Employer's                                                          --            --     (3,626,540)            --
                                                                -----------   -----------    -----------    -----------

                                                                 34,091,626            --     (3,626,540)            --
                                                                -----------   -----------    -----------    -----------

                 Total additions                                 90,779,043     1,031,654     (3,626,540)     2,704,978
                                                                -----------   -----------    -----------    -----------

Deductions from net assets attributed to:
     Benefits paid to participants                                4,438,352       995,711             --             --
     Administrative expenses                                             --       (67,050)        52,925      2,614,767
                                                                -----------   -----------    -----------    -----------
                 Total deductions                                 4,438,352       928,661         52,925      2,614,767
                                                                -----------   -----------    -----------    -----------

                 Net increase (decrease) prior to
                     interfund transfers                         86,340,691       102,993     (3,679,465)        90,211

Interfund transfers                                              17,998,257    12,031,576            (41)     5,709,080
                                                                -----------   -----------    -----------    -----------

                 Net increase (decrease)                        104,338,948    12,134,569     (3,679,506)     5,799,291

Net assets available for benefits:
     Beginning of year                                           29,148,472     7,576,335     10,039,606      6,702,295
                                                                -----------   -----------    -----------    -----------

     End of year                                                133,487,420    19,710,904      6,360,100     12,501,586
                                                                ===========   ===========    ===========    ===========


                                                                NON-PARTICIPANT
                                                                    DIRECTED
                                                                --------------
                                                                     HOME
                                                                     DEPOT
                                                                     STOCK            TOTAL
                                                                --------------    -------------
Additions to net assets attributed to:
     Investment income
         Realized gain on sale or distribution of
              common stock of The Home Depot, Inc.                   8,516,210       12,558,447
         Realized gain (loss) on sale of shares of registered
              investment companies                                          --        4,178,694
         Net appreciation (depreciation) in fair value
              of investments                                       593,184,890      659,591,800
         Interest income                                                    --        1,031,654
         Dividends                                                   3,396,763        7,821,045
                                                                --------------    -------------
                                                                   605,097,863      685,181,640
                                                                --------------    -------------

Contributions:
     Participants'                                                          --       85,298,480
     Employer's                                                     41,954,541       38,328,001
                                                                --------------    -------------

                                                                --------------    -------------
                                                                    41,954,541      123,626,481
                                                                --------------    -------------

                 Total additions                                   647,052,404      808,808,121
                                                                --------------    -------------

Deductions from net assets attributed to:
     Benefits paid to participants                                  47,332,316       57,872,186
     Administrative expenses                                                --        2,647,169
                                                                --------------    -------------
                 Total deductions                                   47,332,316       60,519,355
                                                                --------------    -------------

                 Net increase (decrease) prior to
                     interfund transfers                           599,720,088      748,288,766

Interfund transfers                                                 (6,602,920)              --
                                                                --------------    -------------

                 Net increase (decrease)                           593,117,168      748,288,766

Net assets available for benefits:
     Beginning of year                                             573,197,833      718,433,669
                                                                --------------    -------------

     End of year                                                 1,166,315,001    1,466,722,435
                                                                ==============    =============


See accompanying notes to financial statements

                          THE HOME DEPOT FUTUREBUILDER
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

                          Year ended December 31, 1997

                                                                                          PARTICIPANT DIRECTED
                                                          ---------------------------------------------------------------------
                                                           DIMENSIONAL    BARCLAY'S     PUTNAM                        INVESCO
                                                              FIXED        GLOBAL         NEW         TEMPLETON        VALUE
                                                             INCOME       INVESTORS   OPPORTUNITIES    FOREIGN         TRUST
                                                              FUND          FUND          FUND           FUND           FUND
                                                          ------------    ----------  -------------   -----------    ----------
Additions to net assets attributed to:
      Investment income
          Realized gain on sale or distribution of
               common stock of The Home Depot, Inc.       $         --            --            --             --            --
          Realized gain on sale of shares of registered
               investment companies                                 98       435,449       291,969        114,169       205,287
          Net appreciation (depreciation) in fair value
               of investments                                  (11,935)    3,796,317     4,705,755       (835,600)    1,508,533
          Interest income                                           --            --            --             --            --
          Dividends                                                 --            --            --             --            --
                                                          ------------    ----------   -----------    -----------    ----------
                                                               (11,837)    4,231,766     4,997,724       (721,431)    1,713,820
                                                          ------------    ----------   -----------    -----------    ----------

Contributions:
      Participants'                                          5,103,158    12,219,264    21,917,387      8,193,821     9,003,680
      Employer's                                                    --            --            --             --            --
                                                          ------------    ----------   -----------    -----------    ----------
                                                             5,103,158    12,219,264    21,917,387      8,193,821     9,003,680
                                                          ------------    ----------   -----------    -----------    ----------


                  Total additions                            5,091,321    16,451,030    26,915,111      7,472,390    10,717,500
                                                          ------------    ----------   -----------    -----------    ----------

Deductions from net assets attributed to:
      Benefits paid to participants                          2,294,979     2,422,546     6,729,077      1,945,096     1,893,405
      Administrative expenses                                       --            --            --             --            --
      Interest expense                                              --            --            --             --            --
                                                          ------------    ----------   -----------    -----------    ----------
                  Total deductions                           2,294,979     2,422,546     6,729,077      1,945,096     1,893,405
                                                          ------------    ----------   -----------    -----------    ----------

                  Net increase (decrease)                    2,796,342    14,028,484    20,186,034      5,527,294     8,824,095

Net assets available for benefits:
      Beginning of year                                      3,348,509     8,669,946    17,497,281      4,930,358     5,960,785
                                                          ------------    ----------   -----------    -----------    ----------

      End of year                                         $  6,144,851    22,698,430    37,683,315     10,457,652    14,784,880
                                                          ============    ==========   ===========    ===========    ==========



                                                          PARTICIPANT               NON-PARTICIPANT
                                                           DIRECTED                     DIRECTED
                                                          -----------    ----------------------------------------
                                                                                            WB
                                                             HOME                       SHORT-TERM       HOME
                                                             DEPOT                      INVESTMENT       DEPOT
                                                          STOCK FUND       OTHER           FUND          STOCK         TOTAL
                                                          -----------    -----------    -----------   -----------   -----------
Additions to net assets attributed to:
      Investment income
          Realized gain on sale or distribution of
               common stock of The Home Depot, Inc.                --     30,810,110             --            --    30,810,110
          Realized gain on sale of shares of registered
               investment companies                                --             --             --            --     1,046,972
          Net appreciation (depreciation) in fair value
               of investments                              23,452,768             --             --   203,936,464   236,552,302
          Interest income                                          --        735,630             --            --       735,630
          Dividends                                                --      4,681,418             --            --     4,681,418
                                                          -----------    -----------    -----------   -----------   -----------
                                                           23,452,768     36,227,158             --   203,936,464   273,826,432
                                                          -----------    -----------    -----------   -----------   -----------

Contributions:
      Participants'                                                --      7,551,153             --            --    63,988,463
      Employer's                                                   --    (11,269,706)     8,703,831    35,121,229    32,555,354
                                                          -----------    -----------    -----------   -----------   -----------
                                                                   --     (3,718,553)     8,703,831    35,121,229    96,543,817
                                                          -----------    -----------    -----------   -----------   -----------


                  Total additions                          23,452,768     32,508,605      8,703,831   239,057,693   370,370,249
                                                          -----------    -----------    -----------   -----------   -----------

Deductions from net assets attributed to:
      Benefits paid to participants                                --     20,826,797             --     1,980,237    38,092,137
      Administrative expenses                                      --      2,069,154             --            --     2,069,154
      Interest expense                                             --         34,251             --            --        34,251
                                                          -----------    -----------    -----------   -----------   -----------
                  Total deductions                                 --     22,930,202             --     1,980,237    40,195,542
                                                          -----------    -----------    -----------   -----------   -----------

                  Net increase (decrease)                  23,452,768      9,578,403      8,703,831   237,077,456   330,174,707

Net assets available for benefits:
      Beginning of year                                     5,695,704      5,413,840      6,939,838   329,802,701   388,258,962
                                                          -----------    -----------    -----------   -----------   -----------

      End of year                                          29,148,472     14,992,243     15,643,669   566,880,157   718,433,669
                                                          ===========    ===========    ===========   ===========   ===========

See accompanying notes to financial statements

                          THE HOME DEPOT FUTUREBUILDER
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

                          Year ended December 31, 1996



                                                                                            PARTICIPANT DIRECTED
                                                        -------------------------------------------------------------------
                                                         DIMENSIONAL    BARCLAY'S       PUTNAM                    INVESCO
                                                            FIXED         GLOBAL          NEW       TEMPLETON      VALUE
                                                           INCOME       INVESTORS    OPPORTUNITIES   FOREIGN       TRUST
                                                            FUND           FUND           FUND         FUND         FUND
                                                        -----------    -----------   -------------  ----------   ----------
Additions to net assets attributed to:
     Investment income:
        Realized gain on sale or distribution of
             common stock of  The Home Depot, Inc.      $        --             --             --           --           --
        Realized gain on sale of shares of registered
             investment companies                             6,497         10,507         (3,077)       2,962        3,937
        Net appreciation (depreciation) in fair value
             of investments                                  (9,369)       841,626       (532,619)     194,200      250,946
        Interest income                                          --             --             --           --           --
        Dividends                                                --             --             --           --           --
                                                        -----------    -----------    -----------    ---------   ----------
                                                             (2,872)       852,133       (535,696)     197,162      254,883
                                                        -----------    -----------    -----------    ---------   ----------

Contributions:
     Participants'                                        3,812,813      8,062,586     18,594,971    4,935,900    5,850,419
     Employer's                                                  --             --             --           --           --
                                                        -----------    -----------    -----------    ---------   ----------
                                                          3,812,813      8,062,586     18,594,971    4,935,900    5,850,419
                                                        -----------    -----------    -----------    ---------   ----------

               Total additions                            3,809,941      8,914,719     18,059,275    5,133,062    6,105,302
                                                        -----------    -----------    -----------    ---------   ----------

Deductions from net assets attributed to:
     Benefits paid to participants                          461,433        244,773        561,994      202,704      144,517
     Administrative expenses                                     --             --             --           --           --
     Interest expense                                            --             --             --           --           --
                                                        -----------    -----------    -----------    ---------   ----------
               Total deductions                             461,433        244,773        561,994      202,704      144,517
                                                        -----------    -----------    -----------    ---------   ----------

               Net increase (decrease)                    3,348,508      8,669,946     17,497,281    4,930,358    5,960,785

Net assets available for benefits:
     Beginning of year                                            1             --             --           --           --
                                                        -----------    -----------    -----------    ---------   ----------

     End of year                                        $ 3,348,509      8,669,946     17,497,281    4,930,358    5,960,785
                                                        ===========    ===========    ===========    =========   ==========



                                                                                                  NON-PARTICIPANT
                                                          PARTICIPANT DIRECTED                        DIRECTED
                                                        ------------------------   -----------------------------------------------
                                                          HOME         BILTMORE                                           BILTMORE
                                                          DEPOT          PRIME                   SHORT-TERM                FIXED
                                                        STOCK FUND       FUND         OTHER      INVESTMENT   CD FUND       FUND
                                                        ----------    ----------   -----------    ---------   --------    --------
Additions to net assets attributed to:
     Investment income:
        Realized gain on sale or distribution of
             common stock of The Home Depot, Inc.               --            --    32,697,754           --         --          --
        Realized gain on sale of shares of registered
             investment companies                               --            --            --           --         --      (2,726)
        Net appreciation (depreciation) in fair value
             of investments                               (464,758)           --            --           --         --          --
        Interest income                                         --            --            --           --         --          --
        Dividends                                               --            --     2,353,642           --         --          --
                                                        ----------    ----------   -----------    ---------   --------    --------
                                                          (464,758)           --    35,051,396           --         --      (2,726)
                                                        ----------    ----------   -----------    ---------   --------    --------

Contributions:
     Participants'                                              --            --     2,178,954           --         --          --
     Employer's                                          6,160,462           488    11,677,566    5,071,560    367,700     161,136
                                                        ----------    ----------   -----------    ---------   --------    --------
                                                         6,160,462           488    13,856,520    5,071,560    367,700     161,136
                                                        ----------    ----------   -----------    ---------   --------    --------


               Total additions                           5,695,704           488    48,907,916    5,071,560    367,700     158,410
                                                        ----------    ----------   -----------    ---------   --------    --------

Deductions from net assets attributed to:
     Benefits paid to participants                              --            --    22,597,322           --    602,800     233,605
     Administrative expenses                                    --            --     2,562,401           --         --          --
     Interest expense                                           --            --     1,041,246           --         --          --
                                                        ----------    ----------   -----------    ---------   --------    --------
               Total deductions                                 --            --    26,200,969           --    602,800     233,605
                                                        ----------    ----------   -----------    ---------   --------    --------

               Net increase (decrease)                   5,695,704           488    22,706,947    5,071,560   (235,100)    (75,195)

Net assets available for benefits:
     Beginning of year                                          --       698,056   (17,293,107)   1,169,734    235,100      75,195
                                                        ----------    ----------   -----------    ---------   --------    --------

     End of year                                         5,695,704       698,544     5,413,840    6,241,294         --          --
                                                        ==========    ==========   ===========    =========   ========    ========




                                                             NON-PARTICIPANT
                                                                 DIRECTED
                                                        ---------------------------
                                                         BILTMORE         HOME
                                                          EQUITY          DEPOT
                                                           FUND           STOCK           TOTAL
                                                        -----------    ------------    ------------
Additions to net assets attributed to:
     Investment income:
        Realized gain on sale or distribution of
             common stock of The Home Depot, Inc.                --              --      32,697,754
        Realized gain on sale of shares of registered
             investment companies                            30,888              --          48,988
        Net appreciation (depreciation) in fair value
             of investments                                      --     (14,788,742)    (14,508,716)
        Interest income                                          --              --              --
        Dividends                                                --              --       2,353,642
                                                        -----------    ------------    ------------
                                                             30,888     (14,788,742)     20,591,668
                                                        -----------    ------------    ------------

Contributions:
     Participants'                                               --              --      43,435,643
     Employer's                                             539,400              --      23,978,312
                                                        -----------    ------------    ------------
                                                            539,400              --      67,413,955
                                                        -----------    ------------    ------------
               Total additions                              570,288     (14,788,742)     88,005,623
                                                        -----------    ------------    ------------

Deductions from net assets attributed to:
     Benefits paid to participants                          882,526       2,787,658      28,719,332
     Administrative expenses                                     --              --       2,562,401
     Interest expense                                            --              --       1,041,246
                                                        -----------    ------------    ------------
               Total deductions                             882,526       2,787,658      32,322,979
                                                        -----------    ------------    ------------

               Net increase (decrease)                     (312,238)    (17,576,400)     55,682,644

Net assets available for benefits:
     Beginning of year                                      312,238     347,379,101     332,576,318
                                                        -----------    ------------    ------------

     End of year                                                 --     329,802,701     388,258,962
                                                        ===========    ============    ============

See accompanying notes to financial statements

(1)    DESCRIPTION OF THE PLAN

       The following is a brief description of The Home Depot Futurebuilder 401(k) and Employee Stock Ownership Plan (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the "Company"). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of one year of service. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (B)    CONTRIBUTIONS

              Under the employee stock ownership portion of the Plan, contributions are made solely by the Company and at the discretion of the Company's Board of Directors ("ESOP contributions").

              Under the 401(k) portion of the Plan, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or contribution plans. For the first 10 months of the Plan year ended December 31, 1998, the Company contributed 50% of the first 5% of base compensation that a participant contributed to the Plan. Effective November 1, 1998, the Plan was amended increasing the Company matching contribution to 150% of the first 1% of base compensation contributed by a participant and 50% of the next 2% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are initially invested in Home Depot common stock. Contributions are subject to certain limitations.

       (C)    PARTICIPANT ACCOUNTS

              The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated. ESOP contributions are allocated to individual accounts based on the ratio of the employee's eligible compensation to total eligible compensation of all participants.

       (D)    VESTING

              An employee becomes 100% vested upon death, reaching retirement age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:


                                       YEARS                                            VESTING
                                     OF SERVICE                                       PERCENTAGE
                                     ----------                                       ----------
                                         3                                                 20%
                                         4                                                 40
                                         5                                                 60
                                         6                                                 80
                                     7 or more                                            100
                                                                                          ===

              Nonvested stock and cash forfeited by participants are reallocated to active participant accounts annually on December 31.

              For the 401(k) portion of the Plan, participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

       (E)    PAYMENT OF BENEFITS

              Upon retirement, death, disability, or termination of service for any other reason, participants may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

       (F)    PARTICIPANT LOANS RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from one to five years. The loans bear interest at a rate commensurate with local prevailing rates.

       (G)    FORFEITED ACCOUNTS

              Forfeited nonvested accounts are used to reduce forfeitures of future employer contributions. In 1998, employer contributions were reduced by forfeitures of $6,742,000.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

       (A)    GENERAL

              The Plan is administered by an Administrative Committee made up of employees of the Company. Wachovia Bank of Georgia, N.A. has been appointed the Trustee of the Plan, and as such holds, controls, manages, and administers the assets of the Plan.

       (B)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (C)    INVESTMENTS

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange. The investment in the WB Short-Term Investment Fund is reported at fair value as determined by Wachovia Bank based on the quoted market prices of the securities in the fund. Securities transactions are accounted for on the trade date. The cost basis of securities owned is determined using an annual average cost method on a first-in, first-out basis. At December 31, 1998, 1997, and 1996, the fair value of common stock of the Company was $61.19, $29.44, and $16.71 per share, respectively. At December 31, 1998, the Plan's average cost basis per share of common stock is $6.87. Per share amounts have been adjusted for a two-for-one stock split effected in the form of a stock dividend on July 2, 1998 and a three-for-two stock split effected in the form of a stock dividend on July 3, 1997.

              The Plan also invests in short-term investments which are carried at market value.

       (D)    EXPENSES

              Administrative expenses consist principally of amounts paid for consulting and management fees related to the 401(k) program and to the Trustee for management and investment of the trust fund. These fees are paid out of Plan assets.

       (E)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)    FEDERAL INCOME TAXES

       The Internal Revenue Service has determined and informed the Company by a letter dated September 4, 1997 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)    TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


(5)    REALIZED GAIN ON COMMON STOCK OF THE HOME DEPOT, INC.

       The Plan's realized gains on common stock of the Company are summarized as follows:


                                                             1998            1997            1996
                                                         -----------      ----------      ----------
             Market value at date of sale or
               distribution of shares of common
               stock of The Home Depot, Inc.             $16,225,791      32,790,348      35,485,412
             Less cost of shares of common stock of
               The Home Depot, Inc. sold or
               distributed                                 3,667,344       1,980,238       2,787,658
                                                         -----------      ----------      ----------

                        Total realized gain              $12,558,447      30,810,110      32,697,754
                                                         ===========      ==========      ==========


       The total number of shares sold or distributed to fund cash withdrawals and expenses of the Plan were 442,437 in 1998; 590,794 in 1997; and 522,724 in 1996.

(6)    INVESTMENTS

       The Plan's investments are held by the Trustee of the Plan, Wachovia Bank of Georgia, N.A. A description of the assets of the Plan follows:

       PARTICIPANT DIRECTED

         - Dimensional Fixed Income Fund - Funds are invested in shares of a registered investment company that invests in high quality short-term debt obligations that mature within two years.

         - Barclay's Global Investors Fund - Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

         - Putnam New Opportunities Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

         - Templeton Foreign Fund - Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

         - Invesco Value Trust Fund - Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

         - Home Depot Stock Fund - Funds are invested in common stock of The Home Depot, Inc.

       NON-PARTICIPANT DIRECTED

         - The Home Depot, Inc. Common Stock - Comprised of shares of The Home Depot's common stock, representing the Company's matching and ESOP contributions. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company's matching contributions to other investment funds. Each participant who has completed five years of service and attained the age of 55 may transfer ESOP contributions to other investment funds.

       The fair value of individual investments that represent 5.0% or more of the Plan's net assets are as follows:


                                                      1998             1997             1996
                                                --------------      -----------      -----------

         The Home Depot, Inc. common stock      $1,284,556,915      596,028,628      329,802,701
         Putnam New Opportunities Fund              54,400,853       37,683,315       17,497,281


       Investments in the Putnam New Opportunities Fund did not exceed 5.0% of the Plan's net assets at December 31, 1998 and 1996.

                                                                      SCHEDULE 1


                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                        DESCRIPTION                                       CURRENT
               IDENTITY OF ISSUE                       OF INVESTMENT                     COST              VALUE
--------------------------------------       ----------------------------------   ----------------  -----------------
*The Home Depot, Inc. common stock           20,993,779 shares of common
                                                stock                                $144,168,684       1,284,556,915

Dimensional Fixed Income Fund                927,750 shares of registered
                                                investment company                      9,407,412           9,388,834

Barclay's Global Investors Fund              1,020,345 shares of registered
                                                investment company                     24,480,448          34,286,478

Invesco Value Trust Fund                     643,516 shares of registered
                                                investment company                     17,795,371          20,180,662

Putnam New Opportunities Fund                931,043 shares of registered
                                                investment company                     43,375,706          54,400,853

Templeton Foreign Fund                       1,202,693 shares of registered
                                                investment company                     11,938,348          10,090,597

*Wachovia Bank Short-Term                    28,023,833 shares of collective
     Investment Fund                            trust fund of Wachovia Bank            28,023,828          28,023,828

Loans receivable                             Participant loans                         19,397,904          19,397,904
                                                                                     ------------      --------------
               Total investments                                                     $298,587,701       1,460,326,071
                                                                                     ============      ==============

*Indicates party-in-interest to the Plan.

                                                                      SCHEDULE 1



                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997


                                                        DESCRIPTION                                     CURRENT
            IDENTITY OF ISSUE                          OF INVESTMENT                   COST              VALUE
------------------------------------         ---------------------------------    ----------------  -----------------
*The Home Depot, Inc. common stock           10,123,629 shares of common
                                                stock                              $114,760,756        596,028,628

Dimensional Fixed Income Fund                608,401 shares of registered
                                                investment company                    6,166,155          6,144,851

Barclay's Global Investors Fund              868,241 shares of registered
                                                investment company                   18,060,487         22,698,430

Invesco Value Trust Fund                     508,246 shares of registered
                                                investment company                   13,025,401         14,784,880

Putnam New Opportunities Fund                774,580 shares of registered
                                                investment company                   33,510,179         37,683,315

Templeton Foreign Fund                       1,051,020 shares of registered
                                                investment company                   11,099,052         10,457,652

*Wachovia Bank Short-Term                    15,643,665 shares of collective
     Investment Fund                            trust fund of Wachovia Bank          15,643,666         15,643,666

Loans receivable                             Participants' loans                      7,329,452          7,329,452
                                                                                   ------------        -----------
               Total investments                                                   $219,595,148        710,770,874
                                                                                   ============        ===========

*Indicates party-in-interest to the Plan.

                                                                      SCHEDULE 1



                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes


                                December 31, 1996

                                                   DESCRIPTION                                           CURRENT
             IDENTITY OF ISSUE                    OF INVESTMENT                       COST                VALUE
--------------------------------------       --------------------------------    -----------------  -----------------
*The Home Depot, Inc. common stock           6,579,605 shares of common
                                                stock                              $ 75,459,041        329,802,701

*Home Depot Stock Fund                       113,630 shares of common
                                                stock                                 6,150,462          5,695,704

Dimensional Fixed Income Fund                331,208 shares of registered
                                                investment income                     3,357,878          3,348,509

Barclay's Global Investors Fund              442,254 shares of registered
                                                investment income                     7,828,320          8,669,946

Invesco Value Trust Fund                     245,300 shares of registered
                                                investment income                     5,709,839          5,960,785

Putnam New Opportunities Fund                430,649 shares of registered
                                                investment income                    18,029,900         17,497,281

Templeton Foreign Fund                       475,903 shares of registered
                                                investment income                     4,736,158          4,930,358

Biltmore Prime Fund                          698,544 shares of registered
                                                investment income                       698,544            698,544

*Wachovia Bank Short-Term Investment
  Fund                                       6,241,294 shares of collective
                                                trust fund of Wachovia Bank           6,241,294          6,241,294

               Total investments                                                   $128,211,436        382,845,122
                                                                                   ============        ===========

*Indicates party-in-interest to the Plan.

                                                                      SCHEDULE 2


                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998


A reportable transaction is defined as any individual transaction or a series of similar transactions greater than 5% of the fair value of the plan assets at the beginning of the plan year. The following represents reportable transactions for the year ended December 31, 1998:


                                                                                                                  CURRENT VALUE
                                                                           PURCHASE       SELLING        COST     ON TRANSACTION
   IDENTITY OF PARTY INVOLVED               DESCRIPTION OF ASSET            PRICE         PRICE        OF ASSET        DATE
-----------------------------------------   --------------------------   ------------   -----------   -----------   -----------
*The Home Depot, Inc.                       Common stock                 $ 43,111,133            --    43,111,133    43,111,133
*The Home Depot, Inc.                       Common stock                           --    16,225,791     3,667,344    16,225,741
*Wachovia Bank                              Short-term investment fund    192,991,955            --   192,991,955   192,991,955
*Wachovia Bank                              Short-term investment fund             --   180,611,791   180,611,791   180,611,791
                                                                         ============   ===========   ===========   ===========

                                              NET GAIN
   IDENTITY OF PARTY INVOLVED                OR (LOSS)
-----------------------------------------   ----------
*The Home Depot, Inc.                               --
*The Home Depot, Inc.                       12,558,447
*Wachovia Bank                                      --
*Wachovia Bank                                      --
                                            ==========

*Indicates party-in-interest to the Plan

                                                                      SCHEDULE 2

                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1997

A reportable transaction is defined as any individual transaction or a series of similar transactions greater than 5% of the fair value of the plan assets at the beginning of the plan year. The following represents reportable transactions for the year ended December 31, 1997:


                                                                            EXPENSES                CURRENT VALUE
                                                            SELLING        INCURRED IN     COST    ON TRANSACTION
   IDENTITY OF PARTY INVOLVED   DESCRIPTION OF ASSET         PRICE         TRANSACTION   OF ASSET       DATE        NET GAIN
-----------------------------   --------------------   -----------------   -----------   --------- --------------  ----------
*The Home Depot, Inc.           Common stock           $      32,790,348            --   1,980,238    32,790,348   30,810,110
                                                       =================   ===========   ========= =============   ==========



*Indicates party-in-interest to the Plan.

                                                                      SCHEDULE 2

                          THE HOME DEPOT FUTUREBUILDER
                    401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1996

A reportable transaction is defined as any individual transaction or a series of similar transactions greater than 5% of the fair value of the plan assets at the beginning of the plan year. The following represents reportable transactions for the year ended December 31, 1996:


                                                                                        EXPENSES                 CURRENT VALUE
                                                                        SELLING        INCURRED IN     COST     ON TRANSACTION
   IDENTITY OF PARTY INVOLVED               DESCRIPTION OF ASSET         PRICE         TRANSACTION   OF ASSET         DATE
------------------------------              --------------------   -----------------   -----------   ---------     ----------

*The Home Depot, Inc.                       Common stock           $      35,485,412            --   2,787,658     35,485,412
                                                                   =================   ===========   =========     ==========



   IDENTITY OF PARTY INVOLVED                 NET GAIN
------------------------------              ----------
*The Home Depot, Inc.                       32,697,754
                                            ==========

*Indicates party-in-interest to the Plan

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            The Home Depot FutureBuilder





Date:  June 23, 1999

                                            /s/ Lawrence A. Smith
                                            ----------------------------
                                            By:  Lawrence A. Smith
                                            Member, Administrative Committee